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FEB 27 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25510

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baytide Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7105 East Admiral Place

(No. and Street)

Tulsa	OK	74115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. Thomas Buxton, III, CPA, P.C.

(Name – *if individual, state last, first, middle name*)

4430 NW 50th, Suite E	Oklahoma City	OK	73112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

Financial Statements

Baytide Securities Corporation

December 31, 2018

Baytide Securities Corporation

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

December 31, 2018

BAYTIDE SECURITIES CORPORATION

Tulsa, Oklahoma

December 31, 2018

TABLE OF CONTENTS

M. THOMAS BUXTON, III, CPA, P.C.

M. Thomas Buxton, III, CPA, CGMA

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Baytide Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Baytide Securities Corporation as of December 31, 2018, the related statements of Income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Baytide Securities Corporation as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Baytide Securities Corporation's management. Our responsibility is to express an opinion on Baytide Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Baytide Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1, and Exemptions from Reserve Requirements and Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Baytide Securities Corporation's financial statements. The supplemental information is the responsibility of Baytide Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1, and Exemptions from Reserve Requirements and Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

M. Thomas Buxton III CPA PC

M.Thomas Buxton, III, CPA, PC

We have served as Baytide Securities Corporation's auditor since 2017.

Oklahoma City, OK
February 25, 2019

4430 N W 50TH STREET, SUITE E, OKLAHOMA CITY, OK 73112-2295

TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM

BAYTIDE SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2018

ASSETS

Current Assets:

Cash – Checking Account	$	2,445
Money Market – Stifel		11,314
Marketable Securities - NASD Stock		24,471
Total current assets	$	38,230
TOTAL ASSETS	$	38,230

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable - Trade	$	652
Accounts Payable – Intercompany		-
		652

Stockholders' Equity:

Common stock, no par value; authorized 100,000 Shares; issued and outstanding 100 shares	$	11,000
Paid in Capital		380,857
Retained Deficit		(354,279)
	$	37,578
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	38,230

The accompanying notes are an integral part of this financial statement.

BAYTIDE SECURITIES CORPORATION

Statement of Income

For the year ended December 31, 2018

Income:	
Interest and Dividend Income	$ 547
Unrealized Gain on Stock Valuation	1,422
Total income	$ 1,969
Operating Expenses:	
General and Administrative Expenses	$ 3,980
Legal Fees	4,365
Accounting	14,250
Total operating expense	$ 22,595
NET LOSS	$(20,626)

The accompanying notes are an integral part of this financial statement.

BAYTIDE SECURITIES CORPORATION

Statement of Stockholders' Equity

For the year ended December 31, 2018

	Common Stock	Additional PIC	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2016	$ 11,000	$ 348,666	$ (333,653)	$ 26,013
Capital Contributions	-	32,191	-	32,191
Net Loss	-	-	(20,626)	(20,626)
Dividends	-	-	-	-
Balance, December 31, 2017	$ 11,000	$ 380,857	$ (354,279)	$ 37,578

The accompanying notes are an integral part of this financial statement.

BAYTIDE SECURITIES CORPORATION

Statement of Cash Flows

For the year ended December 31, 2018

Cash Flows from Operating Activities

Net Loss	$ (20,626)
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gains on marketable securities	(1,422)
Expenses paid by non-cash capital transactions	10,243
Increase (decrease) in cash flow from operating Assets and liabilities:	
Decrease in accounts payable	(204)
Decrease in accounts payable – related party	(-)
Cash used by operating activities	(12,009)
Cash flows from investing activities:	
Transfer of cash from marketable securities – money market	-
Cash flows from financing activities:	
Capital contributed	14,232
Increase in cash	2223
Cash, beginning of year	11,535
Cash, end of year	$ 13,759
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -
Other non-cash transactions	
Payment of beginning accounts payable as capital contribution	$ 7,714

The accompanying notes are an integral part of this financial statement.

BAYTIDE SECURITIES CORPORATION

Statement of Changes in Liabilities Subordinated
To Claims of General Creditors

For the year ended December 31, 2018

Balance at December 31, 2017	$ -
Increases	-
Decreases	-
Balance at December 31, 2018	$ -

The accompanying notes are an integral part of this financial statement.

BAYTIDE SECURITIES CORPORATION
Notes to Financial Statements
December 31, 2018

Note 1 – Organization and Nature of Business

Baytide Securities Corporation (the "Company"), an Oklahoma Corporation and a wholly-owned subsidiary of Baytide Petroleum, Inc. (the "Parent"), is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers brokerage services under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) related to direct participation programs for oil and gas ventures.

The Company is engaged in the sale of limited partnership interests, principally in partnerships in which its Parent acts as a general partner. The limited partnerships are generally engaged in the exploration and development of oil and gas properties. No such limited partnership interests were offered by the Company for the Parent in 2017.

Note 2 - Summary of Significant Accounting Policies

Marketable Securities Owned

Marketable securities owned are carried at fair value as determined by quoted market prices. The resulting difference between cost (determined by specific identification) and market (or fair value) is included in income. Marketable securities consist of shares in a U.S. based global stock exchange and clearinghouse which is listed on a national exchange.

Income Taxes

The Company files its tax return separately from its Parent. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation

of litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three years from the date of filing.

Revenue Recognition

Concession income is recognized when minimum offering investment requirements are met, and escrowed funds are released to the issuer.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Note 3 - Fair Value Measurements

In accordance with U.S. GAAP, the Company categorizes its marketable securities owned recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Marketable securities owned are classified as Level 1 assets because valuations are based on quoted prices in active markets for identical assets that the Company has the ability to access.

Note 4 - Related Party Transactions

The Parent provides office space, personnel and administrative overhead for the benefit of the Company under an expense sharing agreement. These expenses represent substantially all expenses reported in the statement of income. The Parent treats payment of such expenses as capital contributions to the company.

As described above, the Company is economically dependent on its Parent. The Company's financial position and results of operations could be significantly different if the Company was independent of its Parent.

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2018, the Company had net capital of approximately $37,578 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.94 to 1. The Securities and Exchange Commission permits a ratio of no more than 15 to 1.

The Company is exempt from SEC customer Protection Rule (Rule 15c3-3), which relates to reserves and custody of securities, under section (k)(2)(i) of the Rule.

Note 6 - Income Taxes

The Company has net operating loss carry forwards of approximately $348,469 which may be used to offset future taxable income. The loss carry forwards expire between 2019 and 2037.

Net deferred income tax assets related to net operating loss carry forwards and unrealized appreciation on marketable securities owned of $24,471 have been fully offset by a valuation allowance due to the uncertainty of realizing future benefits. The net deferred income tax benefit of $4,331 related to the 2018 net operating loss and the change in unrealized appreciation on marketable securities owned has been fully offset by an increase in the valuation allowance. The Company uses an effective tax rate of 21% in calculating its deferred tax assets and liabilities.

Note 7- DATE OF MANAGEMENT REVIEW

No events have occurred through February 25, 2019, which is the date the financial statements were available to be issued, that would require recording or disclosure in the financial statements for the year ended December 31, 2018.

Note 8 - ASSETS AT FAIR VALUE AS OF DECEMBER 31, 2018

	Level 1
Cash – Checking Account	$ 2,445
Money Market – Stifel	11,314
Marketable Securities - NASD Stock	24,471
Total assets at fair value	$ 38,230

Supplemental Information

BAYTIDE SECURITIES CORPORATION

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2018

Computation of net capital		
Total stockholders' equity qualified for net capital		$ 37,578
Deductions and/or charges		
Non-Allowable Assets		-
Net capital before haircuts on securities positions		$ 37,578
Haircuts on securities (computed, where applicable Pursuant to Rule 15c3-l(f):		
Money market mutual fund	$ 226	
Common stocks-equities	3,671	$(3,897)
Net Capital		$ 33,681
Aggregate Indebtedness		
Items included in statement of financial condition		$ 652
Total aggregate indebtedness		$ 652
Aggregate Indebtedness Ratio		1.94 to 1

BAYTIDE SECURITIES CORPORATION

Reconciliation Pursuant to Rule 17a-5(d)(4)

December 31, 2018

There was no material difference in the computation of net capital under Rule 15c3-1 from the Company's computation. Also, there was no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17 A-5 Part IIA filing.

OATH OR AFFIRMATION

I, Beverly L Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baytide Securities Corporation, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul W. Gordon, Jr.
Notary Public
State of Oklahoma
Commission #00001120
Expires: February 3, 2020

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. THOMAS BUXTON, III, CPA, P.C.

M. Thomas Buxton, III, CPA, CGMA

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Baytide Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Baytide Securities Corporation and SIPC, solely to assist you and SIPC in evaluating Baytide Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Baytide Securities Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Baytide Securities Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Baytide Securities Corporation and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

M. Thomas Buxton III CPA PC

M. Thomas Buxton, III, CPA, PC
Oklahoma City, OK
February 25, 2019

4430 N W 50TH STREET, SUITE E, OKLAHOMA CITY, OK 73112-2295

TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12-31-2018

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

25570 FINRA DEC

Baytide Securities Corp
7105 E Admiral PL
Tulsa, OK 74115-8712

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Beverly L Young 918-585-8158

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (0)

_____ Date Paid

C. Less prior overpayment applied (327.03)

D. Assessment balance due or (overpayment) _____

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

F. Total assessment balance and interest due (or overpayment carried forward) $_____

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $_____

H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Baytide Securities Corporation
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _____ day of February, 2019.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,969
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	22,594
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	22,594
2d. SIPC Net Operating Revenues	$ (20,625)
2e. General Assessment @ .0015	$ 0
	(to page 1, line 2.A.)

M. THOMAS BUXTON, III, CPA, P.C.

M.Thomas Buxton, III, CPA, CGMA

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Baytide Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report Required by SEC Rule 17a-5 for period 1/1/18 to 12/31/18, in which (1) Baytide Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Baytide Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: 17 C.F.R §240.15c3-3(k)(2)(i) (exemption provisions) and (2) Baytide Securities Corporation stated that Baytide Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Baytide Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Baytide Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

M. Thomas Buxton III CPA PC

M.Thomas Buxton, III, CPA, PC
Oklahoma City, OK
February 25, 2019

4430 N W 50TH STREET, SUITE E, OKLAHOMA CITY, OK 73112-2295

TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM

Baytide Securities Corporation

P.O. Box 580220
Tulsa, OK 74158

EXEMPTION REPORT REQUIRED BY SEC RULE 17A-5
FOR PERIOD 01/01/18 TO 12/31/18

Baytide Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This *Exemption Report* was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and 4. To the best of its knowledge and belief, the Company states the following:

1. The exemption under which the broker-dealer operated-
   a. Baytide Securities Corporation is claiming an exemption from 17 C.F.R. § 240.15c3-3 based on 17 C.F.R. § 240.15c3-3(k)(2)(i).

2. A statement stating that "the broker-dealer met the exemption provisions under SEC Rule 15c3-3 throughout the year-
   a. Bajrtide Securities Corporation certifies that it has met the exemption provisions under SEC Rule 15c3-3 throughout the year ending December 31, 2018 without exception.

I, Beverly L. Young, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Date: December 31, 2018

Beverly L. Young
Chief Compliance Officer

Baytide Securities Corporation

P.O. Box 580220
Tulsa, OK 74158

EXEMPTION REVIEW

DECEMBER 31, 2018

1. Was the Company in compliance with the exemptive provisions throughout the year and were there any exceptions?

   Baytide Securities was in compliance during the year and there were no exceptions.

2. Were there any regulatory examinations or correspondence between the SEC or DEA and the Company related to compliance with the exemption provisions?

   No.

3. What controls in place to maintain compliance with the exemption provisions, including the nature of the controls and the operation frequency?

   Baytide Securities does not carry margin accounts, receive or otherwise hold customer funds or securities, or owe money or securities to customers.

4. How often is compliance with the exemption provisions monitored?

   Continuously.

5. Have there been any deficiencies noted in the compliance with the exemption provision during the year under audit or subsequent to year-end?

   No.

Beverly L. Young, Chief Compliance Officer